Room 4561

May 4, 2010

Dennis Harkins
President, Chief Financial Officer and Secretary
Zanett, Inc.
635 Madison Avenue, Floor 15
New York, NY 10022

> **Re:** **Zanett, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 4, 2010**
> **File No. 001-32589**

Dear Mr. Harkins:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc:     Via facsimile at (215) 988-2757
        Matthew M. McDonald
        Drinker Biddle & Reath LLP